January 10, 2008

VIA COURIER AND TELEFAX (202-772-9206)

Mr. Ethan Horowitz, Staff Accountant

Mr. Brian Bhandari, Branch Chief

Office of Beverages, Apparel

and Health Care Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, DC  20549

Re:	Heelys, Inc.
Form 10-Q for the Quarter Ended
September 30, 2007
Filed November 13, 2007
File No. 001-33182

Dear Messrs. Horowitz and Bhandari:

This letter provides the response of Heelys, Inc. (the “Company”) to the SEC’s comment letter dated December 27, 2007 (the “Comment Letter”) to the Company’s Form 10-Q for the Quarter Ended September 30, 2007 (the “Form 10-Q”).  For your convenience, we have provided your comment followed by our response.

Form 10-Q for the Quarter Ended September 30, 2007

Management’s Discussion and Analysis

Results of Operations

1.                                      We note you attributed a significant portion of the decrease in gross profit between periods to your increase in inventory reserves and increase in reserves for marketing discretionary fund.  Considering the significance of these amounts and the need for transparent disclosure in your filing, please revise to disclose the respective amounts of these reserve increases and discuss the future impact changes in these amounts will have on your operations.

Response:  Cost recognized due to the increase in the Company’s inventory reserve and estimated reserve for marketing discretionary funds increased to (1) $0.9 million and $2.0 million, respectively, for the three months ended September 30, 2007, from $0.1 million and $0.3 million, respectively, for the three months ended September 30, 2006 and (2) $1.2 million and $4.4 million, respectively, for the nine months ended September 30, 2007, from $0.1 million and $0.9 million, respectively, for the nine months ended September 30, 2006.  The Company makes estimates of its marketing discretionary fund reserves based upon historical information, customer communications, and its analysis of market information.  The reserve for marketing discretionary funds is recorded as reduction to revenue and is to be used to help our retail customers in their promotional and marketing activities relating to our products and is intended to be used in the quarter following its establishment; hence this would have limited impact on the future liquidity of the Company.

We respectfully submit that the requested disclosure would not be useful or timely to investors, given the fact that the information would be provided as of September 30, 2007 and the fact that the Company is approximately 60 days from filing its Annual Report on Form 10-K.  The Company will include quantified disclosure of such items, in the nature of the disclosure above, in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, and in the Company’s future quarterly and annual reports.

As requested in the Comment Letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Robert Sarfatis at (214) 999-4245 should you have any questions or require further information.

Very truly yours,

GARDERE WYNNE SEWELL LLP

/s/ ROBERT SARFATIS
Robert Sarfatis, Partner

HEELYS, INC.

By:	/s/ MICHAEL G. STAFFARONI
Michael G. Staffaroni, President